Exhibit 99.1

NetEase Announces Pricing of Global Offering

HANGZHOU, China — June 7, 2020 — NetEase, Inc. (NASDAQ: NTES) (“NetEase” or “the Company”) today announced the pricing of the Global Offering of 171,480,000 new ordinary shares (the “Offer Shares” or “Shares”) which comprises an International Offering and a Hong Kong Public Offering. The final offer price for both the International Offering and the Hong Kong Public Offering (the “Offer Price”) has been set at HK$123 per Share. Based on the ratio of 25 ordinary shares per Nasdaq-listed American depositary share (“ADS”), the Offer Price translates to approximately US$397 per ADS. The Company has set the abovementioned offer price by taking into consideration, among other factors, the closing price of the ADSs on June 4, 2020 (the latest trading day before pricing). Subject to approval from The Stock Exchange of Hong Kong Limited (the “SEHK”), the Shares are expected to begin trading on the Main Board of the SEHK on June 11, 2020 under the stock code “9999.” The Global Offering is expected to close on the same day, subject to customary closing conditions.

The gross proceeds to the Company from the Global Offering, before deducting underwriting fees and the offering expenses, are expected to be approximately HK$21,092 million. In addition, the Company has granted the international underwriters an over-allotment option, exercisable from June 5, 2020 until 30 days thereafter, to require the Company to issue up to an additional 25,722,000 new Shares at the Offer Price.

The Company plans to use the net proceeds from the Offering for globalization strategies and opportunities, fueling continued pursuit of innovation, and general corporate purposes.

CICC, Credit Suisse and J.P. Morgan (in alphabetical order) are the joint sponsors and joint global coordinators for the proposed Offering.

The International Offering is being made only by means of a prospectus supplement and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 29, 2020, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement dated June 1, 2010 are available at the SEC website at: http://www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at: http://www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from China International Capital Corporation Hong Kong Securities Limited, Email: g_prospectus@cicc.com.cn, Credit Suisse (Hong Kong) Limited, Email: newyork.prospectus@credit-suisse.com, or J.P. Morgan Securities (Asia Pacific) Limited, Email: prospectus-eq_fi@jpmchase.com.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the SEHK or the Securities and Futures Commission of Hong Kong.

The price of the Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) have been contained in the prospectus of the Company dated June 2, 2020.

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About NetEase, Inc.

As a leading internet technology company based in China, NetEase, Inc. (NASDAQ: NTES) is dedicated to providing premium online services centered around innovative and diverse content, community, communication and commerce. NetEase develops and operates some of China’s most popular mobile and PC-client games. In more recent years, NetEase has expanded into international markets including Japan and North America. In addition to its self-developed game content, NetEase partners with other leading game developers, such as Blizzard Entertainment and Mojang AB (a Microsoft subsidiary), to operate globally renowned games in China. NetEase’s other innovative service offerings include the intelligent learning services of its majority-controlled subsidiary, Youdao (NYSE: DAO); music streaming through its leading NetEase Cloud Music business; and its private label e-commerce platform, Yanxuan. For more information, please visit: http://ir.netease.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Statements that are not historical facts, including statements about the offering and listing, the use of proceeds and the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no guarantee that the offering and listing will be completed as planned, or that the expected benefits from the offering and listing will be achieved. You should consider the risk factors included in the registration statement (including any documents incorporated by reference), prospectus and prospectus supplements that have been or will be filed with the SEC and the prospectus registered in Hong Kong. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact for Investors:

Margaret Shi

NetEase, Inc.

ir@service.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

netease@thepiacentegroup.com

Tel: (+1) 212-481-2050

Contact for Media:

Li Ruohan

NetEase, Inc.
globalpr@service.netease.com

Tel: (+86) 571-8985-2668

Alby Wan

Hill+Knowlton Strategies Asia

Alby.Wan@hkstrategies.com

Tel: (+852) 2894-6267